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[EMAGEON INC. LOGO]


February 4, 2005


VIA FACSIMILE
-------------

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Maryse Mills-Apenteng

         RE:      EMAGEON INC.
                  Registration Statement on Form S-1
                  File No. 333-120621

Ladies and Gentlemen:

         With reference to the above-referenced Registration Statement, the undersigned hereby requests that the effectiveness of said Registration Statement be accelerated so that it will become effective at 4:00 pm on February 8, 2005, or as soon thereafter as is practicable.

                                         Very truly yours,

                                         EMAGEON INC.



                                         By: /s/ Craig A. Parker
                                            -----------------------------------
                                            Craig A. Parker
                                            General Counsel and Secretary